SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 7)*


                              UnitedGlobalCom, Inc.
                              ---------------------
                                (Name of Issuer)



                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)



                                   913247 50 8
                                   -----------
                                 (CUSIP Number)



                         Filed pursuant to Rule 13d-2(b)
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 913247 50 8               13G                      Page 2 of 13 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Curtis Rochelle
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      2,044,440 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   2,044,440 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,044,440 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    2.39% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 97,000 shares of Class A Common Stock Mr. Rochelle would acquire upon exercise of presently exercisable stock options, and includes 1,796,940 shares of Class A Common Stock issuable upon conversion of 1,796,940 shares of the Issuer's Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), owned by the Rochelle Limited Partnership of which the Curtis Rochelle Trust is the general partner. Mr. Rochelle is the trustee of said general partner, resulting in no change of beneficial ownership.
(2) Adjusted for the exercise of options and conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.: 913247 50 8               13G                      Page 3 of 13 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Rochelle Limited Partnership
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      1,946,940 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   1,946,940 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,946,940 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    2.27% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Also, includes 1,796,940 shares of Class A Common Stock issuable upon conversion of 1,796,940 shares of Class B Common Stock owned by the Rochelle Limited Partnership.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.: 913247 50 8               13G                      Page 4 of 13 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Marian Rochelle
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      359,502 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   359,502 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     359,502 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.43% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 222,368 shares of Class A Common Stock issuable upon conversion of 222,368 shares of Class B Common Stock, owned by the Marian H. Rochelle Revocable Trust of which Ms. Rochelle is the trustee and, therefore, no change in beneficial ownership has occurred.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.: 913247 50 8               13G                      Page 5 of 13 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Marian Rochelle Revocable Trust
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      348,368 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   348,368 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     348,368 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.41% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.


(1) Includes 222,368 shares of Class A Common Stock issuable upon conversion of 222,368 shares of Class B Common Stock, owned by the Marian H. Rochelle Revocable Trust. Marian Rochelle is the trustee of this Trust.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.: 913247 50 8               13G                      Page 6 of 13 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Jim Rochelle
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      66,912 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   66,912 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     66,912 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.08% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.


(1) Includes 66,912 shares of Class A Common Stock issuable upon conversion of 66,912 shares of Class B Common Stock.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.: 913247 50 8               13G                      Page 7 of 13 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Kathleen Jaure
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      76,912 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   76,912 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,912 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.09% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 76,912 shares of Class A Common Stock issuable upon conversion of 76,912 shares of Class B Common Stock.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.: 913247 50 8               13G                      Page 8 of 13 Pages

ITEM 1.

(a)  Name of Issuer:

     United GlobalCom, Inc., a Delaware corporation

(b)  Address of Issuer's Principal Executive Offices:

         4643 S. Ulster Street
         Suite 1300
         Denver, Colorado  80237

ITEM 2.

(a)  Name of Person(s) Filing:

     Curtis Rochelle
     Rochelle Limited Partnership
     Marian Rochelle
     Marian H. Rochelle Revocable Trust
     Jim Rochelle
     Kathleen Jaure

(b)  Address of Principal Business Office or, if None, Residence:

     The address for Curtis Rochelle is:
         c/o UnitedGlobalCom, Inc.
         4643 S. Ulster Street, Suite 1300
         Denver, CO  80237

     The address for the Rochelle Limited Partnership, Marian Rochelle and the Marian H. Rochelle Revocable Trust is:
         P.O. Box 996
         Rawlins, WY  82301

     The address for Jim Rochelle is:
         Box 967
         Gillette, WY  82717

     The address for Kathleen Jaure is:
         Box 321
         Rawlins, WY  82301

(c)  Citizenship:

     All of the Reporting Persons are citizens of the USA.

(d)  Title of Class of Securities:

     Class A Common Stock, par value $0.01 per share

CUSIP NO.: 913247 50 8               13G                      Page 9 of 13 Pages

(e)  CUSIP Number:

     913247 50 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13D-1(b) OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]  Broker or Dealer registered under Section 15 of the Exchange Act.

(b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b)of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment investment company under Section 3(c)(14) of the Investment Company Act Act of 1940.

(j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. The information provided in this Item 4 assumes the conversion of Class B Common Stock for Class A Common Stock.

(a)  Amount beneficially owned:

     Curtis Rochelle beneficially owns 2,044,440 shares of Class A Common Stock, which includes presently exercisable options for 97,500 shares and 1,946,940 shares held by the Rochelle Limited partnership.
     Rochelle Limited Partnership beneficially owns 1,946,940 shares of Class A
          Common Stock.
     Marian Rochelle beneficially owns 359,502 shares of Class A Common Stock. Marian H. Rochelle Revocable Trust beneficially owns 348,368 shares of
          Class A Common Stock.
     Jim Rochelle beneficially owns 66,912 shares of Class A Common Stock. Kathleen Jaure beneficially owns 76,912 shares of Class A Common Stock.

CUSIP NO.: 913247 50 8               13G                     Page 10 of 13 Pages


  (b)  Percent of class:

The following percentage interests are based on 83,817,841 shares of Class A Common Stock outstanding as of December 31, 2000, as provided by the Issuer.

     Curtis Rochelle: 2.39% (adjusted for presently exercisable stock options) Rochelle Limited Partnership: 2.27%
     Marian Rochelle:  0.43%
     Marian H. Rochelle Revocable Trust:  0.41%
     Jim Rochelle:  0.08%
     Kathleen Rochelle:  0.09%

Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. When all classes of stock beneficially owned by each of the Reporting Persons are aggregated, each Reporting Person may be deemed to beneficially own voting equity securities representing the following percentages of the voting power with respect to a general election of directors:

     Curtis Rochelle: 6.60% (adjusted for presently exercisable stock options) Rochelle Limited Partnership: 6.56%
     Marian Rochelle:  0.86%
     Marian H. Rochelle Revocable Trust:  0.81%
     Jim Rochelle:  0.24%
     Kathleen Rochelle:  0.28%

See Item 8 below for additional information concerning the election of directors.

(c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: not applicable

          (ii) Shared power to vote or to direct the vote (see Item 8 below, which is incorporated in this Item 4(c) by this reference):

     Curtis Rochelle: 2,044,440 shares, includes 97,500 shares subject to presently exercisable options
     Rochelle Limited Partnership: 1,946,940 shares
     Marian Rochelle: 359,502 shares
     Marian H. Rochelle Revocable Trust:  348,368
     Jim Rochelle: 66,912 shares
     Kathleen Jaure: 76,912 shares

          (iii) Sole power to dispose or to direct the disposition of: not applicable

          (iv) Shared power to dispose or to direct the disposition of (see Item 8 below, which is incorporated in this Item 4(c) by this reference):

     Curtis Rochelle: 2,044,440 shares, includes 97,500 shares subject to presently exercisable options
     Rochelle Limited Partnership:  1,946,940 shares
     Marian Rochelle: 359,502 shares
     Marian H. Rochelle Revocable Trust:  348,368
     Jim Rochelle: 66,912 shares
     Kathleen Jaure: 76,912 shares

CUSIP NO.: 913247 50 8               13G                     Page 11 of 13 Pages


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Curtis Rochelle is the beneficial owner of 97,000 shares of Class A Common Stock (assumes the exercise of options for 97,500 shares) and 150,000 shares of Class A Common Stock and 1,796,940 shares of Class B Common Stock, which are held in the name of Rochelle Limited Partnership of which the Curtis Rochelle Trust is the general partner. Mr. Rochelle is the trustee of said general partner. Such beneficial ownership does not include 137,134 shares of Class A Common Stock and 222,368 shares of Class B Common Stock beneficially held by his spouse, Marian Rochelle. Jim Rochelle and Kathleen Jaure each received their shares of Class B Common Stock identified in this Schedule 13G, as amended, from an affiliate of Curtis Rochelle, but Mr. Rochelle has retained no beneficial ownership interest in such shares.

Pursuant to the terms of that certain Stockholders' Agreement, dated April 13, 1993 (the "Stockholders' Agreement"), by and among the Founders and their Permitted Transferees, Apollo Cable Partners, L.P. ("Apollo") and the Issuer, Apollo and the Founders agreed to vote in favor of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders in the elections of directors of the Issuer. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Issuer's voting securities beneficially owned by it is reduced below certain levels. The director nomination rights expire on April 12, 2003, unless earlier terminated. A copy of the Stockholders' Agreement can be found at Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

In 1999, Liberty Media Corporation ("LMC") acquired an aggregate of 9,859,336 shares of Class B Common Stock from Apollo and two directors of the Issuer and pursuant to the terms of the Stockholders' Agreement succeeded to certain rights and obligations of Apollo under the Stockholders' Agreement upon the closing of such acquisition. Subsequently, LMC, the Issuer and certain of their affiliates entered into an agreement to combine United's international operations with a certain portion of LMC's international operations under a single corporate structure (the "Agreement). The Stockholders' Agreement is to be replaced by a new agreement when the provisions of the Agreement are fully implemented.

Some Founders have transferred at various times all or a portion of their shares of the Issuer to the following persons: Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Curtis Rochelle Trust, Rochelle Limited Partnership, Jim Rochelle, the Marian H. Rochelle Revocable Trust, Kathleen Jaure, The Gene W. Schneider Family Trust, the MLS Family Partnership LLLP, the Revocable Trust of Janet Schneider, Richard H. Schneider, Robert A. Schneider, Susan G. Schneider and the Revocable Trust of Henry H. Cate, Jr. As a result of these transfers, the transferees became subject to the Stockholders' Agreement. In March 2000, the parties to the Stockholders' Agreement agreed that the Revocable Trust of Janet Schneider, Richard Schneider, Robert Schneider and the Revocable Trust of Henry H. Cate, Jr. would no longer be bound by the Stockholders' Agreement. Also, Curtis Rochelle transferred his beneficial interests in the Issuer from the Curtis Rochelle Trust to the Rochelle Limited Partnership, as permitted by the Stockholders' Agreement. In

CUSIP NO.: 913247 50 8               13G                     Page 12 of 13 Pages

addition, in June 2000, Mark Schneider transferred a portion of his beneficial interests in the Issuer to The MLS Family Partnership LLLP, which agreed to be bound by the terms of the Stockholders' Agreement. As a result of the foregoing transactions, 1,689,496 shares of Class A Common Stock (includes 1,008,965 shares subject to presently exercisable options) and 8,761,796 shares of Class B Common Stock are held by the following current parties to the Stockholders'
Agreement: Albert M. Carollo, Carollo Company, Albert & Carolyn Company, James
R. Carollo Living Trust, John B. Carollo Living Trust, Kathleen Jaure, The Gene
W. Schneider Family Trust, Curtis Rochelle, Rochelle Limited Partnership, Jim Rochelle, Marian Rochelle, the Marian H. Rochelle Revocable Trust, Gene W. Schneider, G. Schneider Holdings, Mark Schneider, and the MLS Family Partnership LLLP.

The Issuer's Board of Directors currently consists of eleven members, nine of whom may be deemed to have been nominated by the Founders and two of whom have been elected at the request of LMC. Upon full implementation of the Agreement, it is anticipated that the Founders will nominate eight members and LMC will nominate four members of the Board.

Pursuant to Rule 13d-4, each of the Reporting Persons hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, of the shares of Class A Common Stock and Class B Common Stock held by any other Founder or their Permitted Transferees.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.

CUSIP NO.: 913247 50 8               13G                     Page 13 of 13 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2001              /s/ Curtis Rochelle
                                      ------------------------------------------
                                      Curtis Rochelle


                                      ROCHELLE LIMITED PARTNERHSIP
                                      By: Curtis Rochelle Trust, general partner


Dated:  February 7, 2001              By: /s/ Curtis Rochelle
                                         ---------------------------------------
                                         Curtis Rochelle
                                         Trustee


Dated:  February 6, 2001              /s/ Marian Rochelle
                                      ------------------------------------------
                                      Marian Rochelle


                                      MARIAN ROCHELLE REVOCABLE TRUST


Dated:  February 6, 2001              By: /s/ Marian Rochelle
                                         ---------------------------------------
                                         Marian Rochelle
                                         Trustee


Dated:  February 6, 2001              /s/ Jim Rochelle
                                      ------------------------------------------
                                      Jim Rochelle


Dated:  February 7, 2001              /s/ Kathleen Jaure
                                      ------------------------------------------
                                      Kathleen Jaure